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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Opexa Therapeutics, Inc.

(Name of Issuer)
Common Stock, $.50 par value

(Title of Class of Securities)
68372T103

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)
          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68372T103	13G/A

1	NAMES OF REPORTING PERSONS Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		320,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		320,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	320,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	68372T103	13G/A

1	NAMES OF REPORTING PERSONS Victory Park Special Situations Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		320,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		320,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	320,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	68372T103	13G/A

1	NAMES OF REPORTING PERSONS Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		320,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		320,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	320,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	68372T103	13G/A

1	NAMES OF REPORTING PERSONS Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		320,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		320,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	320,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	68372T103	13G/A

Item 1(a)	Name of Issuer:
Opexa Therapeutics, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:
2635 North Crescent Ridge Drive
The Woodlands, Texas 77381

Item 2(a)	Name of Person Filing:
Victory Park Capital Advisors, LLC
Victory Park Special Situations Master Fund Ltd.
Jacob Capital, L.L.C.
Richard Levy
Victory Park Capital Advisors, LLC is the investment manager for Victory Park Special Situations Master Fund Ltd., which is the record holder of the shares reported herein. Jacob Capital, L.L.C. is the manager of Victory Park Capital Advisors, LLC. Richard Levy is the sole member of Jacob Capital, L.L.C.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
The business address for each of the reporting persons, other than Victory Park Special Situations Master Fund Ltd., is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for Victory Park Special Situations Master Fund Ltd. is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9002 Cayman Islands.

Item 2(c)	Citizenship:
Victory Park Capital Advisors, LLC is a Delaware limited liability company.
Victory Park Special Situations Master Fund Ltd. is a Cayman Islands exempted company.
Jacob Capital, L.L.C. is an Illinois limited liability company.
Richard Levy is a citizen of the United States.

Item 2(d)	Title of Class of Securities:
Common Stock, par value per share $.50 (the “Common Stock”)

Item 2(e)	CUSIP Number:
68372T103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership:
As of December 31, 2008:

CUSIP No.	68372T103	13G/A
(a)	Amount beneficially owned:

Victory Park Capital Advisors, LLC	320,000 shares
Victory Park Special Situations Master Fund Ltd.	320,000 shares
Jacob Capital, L.L.C.	320,000 shares
Richard Levy	320,000 shares
Each of the reporting persons may be deemed to be the beneficial owner of warrants to acquire 320,000 shares of the Common Stock. Victory Park Special Situations Master Fund Ltd. is the record holder of the warrants. The warrants contain a contractual provision, not currently applicable, blocking exercise of the warrants if after exercise the holder, together with its affiliates, would be the beneficial owner of more than 9.99% of the issued and outstanding shares of Common Stock.
(b)	Percent of class:

Victory Park Capital Advisors, LLC	2.5%
Victory Park Special Situations Master Fund Ltd.	2.5%
Jacob Capital, L.L.C.	2.5%
Richard Levy	2.5%
The percent of class was calculated using a total of 12,263,558 shares of Common Stock outstanding as of October 21, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 as filed with the Securities and Exchange Commission on October 23, 2008.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

Victory Park Capital Advisors, LLC	0 shares
Victory Park Special Situations Master Fund Ltd.	0 shares
Jacob Capital, L.L.C.	0 shares
Richard Levy	0 shares
(ii)	Shared power to vote or to direct the vote

Victory Park Capital Advisors, LLC	320,000 shares
Victory Park Special Situations Master Fund Ltd.	320,000 shares
Jacob Capital, L.L.C.	320,000 shares
Richard Levy	320,000 shares
(iii)	Sole power to dispose or direct the disposition of

Victory Park Capital Advisors, LLC	0 shares
Victory Park Special Situations Master Fund Ltd.	0 shares
Jacob Capital, L.L.C.	0 shares
Richard Levy	0 shares
(iv)	Shared power to dispose or to direct the disposition of

Victory Park Capital Advisors, LLC	320,000 shares
Victory Park Special Situations Master Fund Ltd.	320,000 shares
Jacob Capital, L.L.C.	320,000 shares
Richard Levy	320,000 shares

CUSIP No.	68372T103	13G/A

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below each of Victory Park Capital Advisors, LLC, Victory Park Special Situations Master Fund Ltd., Jacob Capital, L.L.C. and Richard Levy certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
          After reasonable inquiry and to the best of their knowledge and belief, each of Victory Park Capital Advisors, LLC, Victory Park Special Situations Master Fund Ltd., Jacob Capital, L.L.C. and Richard Levy certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2009

VICTORY PARK CAPITAL ADVISORS, LLC

By: Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy

Name: Richard Levy
Title: Sole Member

CUSIP No.	68372T103	13G/A

VICTORY PARK SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ Richard Levy

Name: Richard Levy
Title: Attorney-in-Fact*

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy

Name: Richard Levy
Title: Sole Member

/s/ Richard Levy

Richard Levy

*	Power of Attorney previously filed